                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ___)/*/

                           KOS PHARMACEUTICALS, INC.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   500648100
                                (CUSIP Number)

                           WILSON POINT HOLDINGS, LP
                             CUBS MANAGEMENT, LLC
                                 MARY JAHARIS
                          c/o Steven K. Aronoff, P.C.
                      475 Park Avenue South, 23/rd/ Floor
                           New York, New York 10016
                                (212) 889-9250
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 July 21, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

_________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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----------------------------                           -------------------------
CUSIP NO.  500648100                   13D              Page  2  of  4  Pages
          -----------                                        ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Person (Entities Only)

       Wilson Point Holdings, LP
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
   3   SEC use only

--------------------------------------------------------------------------------
   4   Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
   5   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

      Number of        7  Sole voting power

       shares             None
                    ------------------------------------------------------------
    Beneficially       8  Shared voting power

                          5,091,649
                    ------------------------------------------------------------
    Owned by each      9  Sole dispositive power

                          None
                    ------------------------------------------------------------
      Reporting        10 Shared dispositive power

     person with          5,091,649
--------------------------------------------------------------------------------
   11  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,091,649
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                    [_]
--------------------------------------------------------------------------------
   13  Percent of Class Represented by Amount in Row (11)

       19.9%
--------------------------------------------------------------------------------
   14  Type of Reporting Person (See Instructions)
       PN
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO.  500648100                   13D              Page  2  of  4  Pages
          -----------                                        ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Person (Entities Only)

       Cubs Management, LLC
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
   3   SEC use only

--------------------------------------------------------------------------------
   4   Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
   5   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------

      Number of        7  Sole voting power

       shares             None
                    ------------------------------------------------------------
    Beneficially       8  Shared voting power

                          5,091,649
                    ------------------------------------------------------------
    Owned by each      9  Sole dispositive power

                          None
                    ------------------------------------------------------------
      Reporting        10 Shared dispositive power

     person with          5,091,649
--------------------------------------------------------------------------------
   11  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,091,649
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                    [_]
--------------------------------------------------------------------------------
   13  Percent of Class Represented by Amount in Row (11)

       19.9%
--------------------------------------------------------------------------------
   14  Type of Reporting Person (See Instructions)
       OO
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP NO.  500648100                   13D              Page  2  of  4  Pages
          -----------                                        ---    ---
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Person (Entities Only)

       Mary Jaharis
--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
   3   SEC use only

--------------------------------------------------------------------------------
   4   Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
   5   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------

      Number of        7  Sole voting power

       shares             47,129
                    ------------------------------------------------------------
    Beneficially       8  Shared voting power

                          5,091,649
                    ------------------------------------------------------------
    Owned by each      9  Sole dispositive power

                          47,129
                    ------------------------------------------------------------
      Reporting        10 Shared dispositive power

     person with          5,091,649
--------------------------------------------------------------------------------
   11  Aggregate Amount Beneficially Owned by Each Reporting Person

       5,138,779
--------------------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                    [_]
--------------------------------------------------------------------------------
   13  Percent of Class Represented by Amount in Row (11)

       20.1%
--------------------------------------------------------------------------------
   14  Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

This statement on Schedule 13D relates to common stock, par value $.01 per share (the "Common Stock"), of Kos Pharmaceuticals, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1001 Brickell Bay Drive, 25/th/ Floor, Miami, Florida 33131.

Item 2.   Identity and Background.

     (a)  Name of Persons Filing: Wilson Point Holdings, LP; Cubs Management,
          LLC;
          Mary Jaharis


     (b)  Address of Principal Business Office or if None, Residence:

          For each filer:
          c/o Steven K. Aronoff, P.C.
          475 Park Avenue South
          23rd Floor
          New York, NY 10016

     (c)  Mary Jaharis is not currently employed and has no current occupation.

     (d) During the last five years, none of the filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (e) During the last five years, none of the filers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

     (f)  Citizenship: United States for Mary Jaharis.

          Place of Organization: Delaware for Wilson Point Holdings, LP and
                                 Cubs Management, LLC

Item 3.   Source and Amount of Funds or Other Consideration.

Mary Jaharis received, as a bona fide gift from her spouse, Michael Jaharis, a convertible Replacement Note in the principal amount of $25 million (the "$25 Million Note") issued by the Issuer, which Note is presently convertible into approximately 5,091,649 shares of Common Stock. Mary Jaharis subsequently transferred the $25 Million Note for no consideration to Wilson Point Holdings, LP, a limited partnership whose general partner is Cubs Management, LLC. Mary Jaharis is the sole limited partner of Wilson Point Holdings, LP and the sole manager and member of Cubs Management, LLC.

Item 4.   Purpose of Transaction.

Mary Jaharis received the $25 Million Note as a gift from her spouse, Michael Jaharis. Mary Jaharis subsequently transferred the $25 Million Note for no consideration to Wilson Point Holdings, LP. Wilson Point Holdings, LP continues to hold the $25 Million Note for investment purposes. None of the filers has any plans or proposals which relate to or would result in: the acquisition of additional securities of the Issuer; the disposition of securities of the Issuer; an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of

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the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any actions similar to those described above.

Item 5.   Interest in Securities of the Issuer.

(1)(a)  Number of shares beneficially owned by Wilson Point Holdings, LP:
5,091,649 (19.9% of the Common Stock)

(1)(b)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote: None

        (ii)   Shared power to vote or to direct the vote: 5,091,649

        (iii)  Sole power to dispose or to direct the disposition of: None

        (iv)   Shared power to dispose or to direct the disposition of:
               5,091,649

(1)(c) Wilson Point Holdings, LP has not engaged in any transactions in the Common Stock during the past 60 days.

(1)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Wilson Point Holdings, LP.

(2)(a) Number of shares beneficially owned by Cubs Management, LLC: 5,091,649 (19.9% of the Common Stock)

(2)(b)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote: None

        (ii)   Shared power to vote or to direct the vote: 5,091,649

        (iii)  Sole power to dispose or to direct the disposition of: None

        (iv)   Shared power to dispose or to direct the disposition of:
               5,091,649

(2)(c) Cubs Management, LLC has not engaged in any transactions in the Common Stock during the past 60 days.

(2)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cubs Management, LLC.

(3)(a) Number of shares beneficially owned by Mary Jaharis: 5,138,779 (20.1% of the Common Stock)

(3)(b)  Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote: 47,129

        (ii)   Shared power to vote or to direct the vote: 5,091,650

        (iii)  Sole power to dispose or to direct the disposition of: 47,129

        (iv)   Shared power to dispose or to direct the disposition of:
               5,091,650

Mary Jaharis holds 47,129 shares of Common Stock of record. She shares voting and dispositive power with (i) her spouse, Michael Jaharis, with respect to one share of Common Stock held jointly by them and (ii) Wilson Point Holdings, LP and Cubs Management, LLC with respect to the 5,091,649 shares of Common Stock issuable upon conversion of the $25 Million Note.

(3)(c) Mary Jaharis has not engaged in any transactions in the Common Stock during the past 60 days.

(3)(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mary Jaharis.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Wilson Point Holdings, LP, Cubs Management, LLC, and Mary Jaharis do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

Exhibit            Description
-------            -----------

Exhibit A          Joint Filing Agreement

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

                         WEST POINT HOLDINGS, LP

                            By: Cubs Management, LLC, its General Partner

                            By: /s/ Mary Jaharis
                                ------------------------------------
                                    Mary Jaharis, Manager


                         CUBS MANAGEMENT, LLC

                            By: /s/ Mary Jaharis
                                ------------------------------------
                                    Mary Jaharis, Manager


                          /s/ Mary Jaharis
                         -----------------------------------
                              Mary Jaharis

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                                   EXHIBITS

Exhibit            Description
-------            -----------

Exhibit A          Joint Filing Agreement

                                   Exhibit A

                            Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 13/th/ day of February, 2002.

                         WEST POINT HOLDINGS, LP

                            By: Cubs Management, LLC, its General Partner

                            By: /s/ Mary Jaharis
                                -----------------------------------
                                    Mary Jaharis, Manager


                         CUBS MANAGEMENT, LLC

                            By: /s/ Mary Jaharis
                                -----------------------------------
                                    Mary Jaharis, Manager


                          /s/ Mary Jaharis
                         ----------------------------------
                              Mary Jaharis

                                       10